Exhibit 99.1

19 August 2022

Tremor International Ltd

("Tremor" or the "Company")

Update of Share Buyback Programme

Tremor International Ltd. (AIM/NASDAQ: TRMR) ("Tremor" or the "Company"), a global leader in Video, Data, and Connected TV ("CTV") advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, today updates the market on its share buyback programme announced on 01 March 2022.

The Company has today amended its agreement with finnCap Ltd (“finnCap”), the Company’s broker, allowing finnCap in its ultimate discretion to accelerate the deployment of any funds remaining under the existing buyback programme which expires on 01 September 2022.

Due to the limited liquidity in the issued Ordinary Shares, any Buyback of Ordinary Shares pursuant to the Authority on any trading day may represent a significant proportion of the daily trading volume in the Ordinary Shares on AIM and may exceed 25 per cent of the average daily trading volume, being the limit laid down in Article 5(1) of Regulation (EU) No 596/2014 and, accordingly, the Company will not benefit from the exemption contained in this Article.

Capitalised terms unless otherwise defined have the same meaning set out in the Company’s announcement on 01 March 2022.

Further announcements will be made in due course as appropriate.

For further information please contact:

Tremor International Ltd Billy Eckert, Senior Director Investor Relations	ir@tremorinternational.com

KCSA (US Investor Relations) Adam Holdsworth	aholdsworth@kcsa.com

Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

The information contained within this announcement is deemed by the Company to constitute inside information.

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information visit:  https://www.tremorinternational.com/